PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
Tel: (604) 669-5819 Fax: (604) 669-5886

08002856

May 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since November 6, 2007:

A. Copy of Yukon Notice of Change of Registered Office dated February 1, 2008 filed with the Yukon Registrar of Corporations.

B. Copy of Yukon Notice of Change of Directors and Officers dated May 2, 2008 filed with the Yukon Registrar of Corporations.

C. Copy of Notice of Change of Address dated February 6, 2008 filed with the Registrar of Companies.

D. Copy of Notice of Change of Directors (Change of Address) dated March 3, 2008 filed with the Registrar of Companies.

E. Copy of Notice of Change of Directors dated May 2, 2008 filed with the Registrar of Companies.

F. Copies of Notices of Articles dated February 7, 2008, March 3, 2008 and May 20, 2008 issued by the Registrar of Companies.

G. Copy of the Issuer's Annual Report on Form 6 as of February 21, 2008.

dlw 5/28

H. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual and Special General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

I. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended November 30, 2007 with relevant MD&A.

J. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

K. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended February 29, 2008 with relevant MD&A.

L. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

M. Copies of news releases issued during the relevant period dated April 23, 2008, May 2, 2008, May 8, 2008 and May 16, 2008.

N. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated April 23, 2008, May 2, 2008, May 8, 2008 and May 16, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER:

GWEN WEGNER
Corporate Secretary

Enclosures

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
Tel: (604) 669-5819 Fax: (604) 669-5886

ACKNOWLEDGED RECEIPT THIS
_____ DAY OF__________, 20____

BY:________________________

May 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

COPY

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since November 6, 2007:

A. Copy of Yukon Notice of Change of Registered Office dated February 1, 2008 filed with the Yukon Registrar of Corporations.

B. Copy of Yukon Notice of Change of Directors and Officers dated May 2, 2008 filed with the Yukon Registrar of Corporations.

C. Copy of Notice of Change of Address dated February 6, 2008 filed with the Registrar of Companies.

D. Copy of Notice of Change of Directors (Change of Address) dated March 3, 2008 filed with the Registrar of Companies.

E. Copy of Notice of Change of Directors dated May 2, 2008 filed with the Registrar of Companies.

F. Copies of Notices of Articles dated February 7, 2008, March 3, 2008 and May 20, 2008 issued by the Registrar of Companies.

G. Copy of the Issuer's Annual Report on Form 6 as of February 21, 2008.

H. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual and Special General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

I. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended November 30, 2007 with relevant MD&A.

J. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

K. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended February 29, 2008 with relevant MD&A.

L. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

M. Copies of news releases issued during the relevant period dated April 23, 2008, May 2, 2008, May 8, 2008 and May 16, 2008.

N. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated April 23, 2008, May 2, 2008, May 8, 2008 and May 16, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER:

GWEN WEGNER
Corporate Secretary

Enclosures

#82-1285

Yukon
Community Services
Services aux collectivités

NOTICE OF CHANGE OF REGISTERED OFFICE

BUSINESS CORPORATIONS ACT EXTRA-TERRITORIAL CORPORATION (SECTION 290) FORM 11-04

AVIS DE CHANGEMENT D'ADRESSE DU BUREAU ENREGISTRÉ

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON - SOCIÉTÉS EXTRA-TERRITORIALES (ARTICLE 290) FORMULAIRE 11-04

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE :*

PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT :*

26288

3. NEW ADDRESS OF THE REGISTERED OFFICE INSIDE OR OUTSIDE THE YUKON
NOUVELLE ADRESSE DU BUREAU ENREGISTRÉ, AU YUKON OU AILLEURS :

SUITE 605 - 889 WEST PENDER STREET, VANCOUVER, B.C. V6C 3B2

4. EFFECTIVE DATE OF CHANGE / *DATE D'ENTRÉE EN VIGUEUR DU CHANGEMENT D'ADRESSE :*

FEBRUARY 1, 2008

5. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
Feb. 15, 2008	[signature]	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

#82- 1285

Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1-03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :	2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
PACIFIC TOPAZ RESOURCES LTD.	26288

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD 02 MM 05 YY 08

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
BRYDLE, JOHN	1512 ROCHESTER AVENUE, COQUITLAM BC V3K 2X6

4. NOTICE IS GIVEN THAT ON THE / SOYEZ AVISÉ QUE LE DD 02 MM 05 YY 08

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
RIZZUTI, JOHN	4019 HOLLYRIDGE PLACE, VICTORIA, BC V8N 5N8

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
WEGNER, GWEN	SECRETARY

6. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
May 20, 2008	[signature]	SECRETARY

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3037Q)F2 REV.10/2002

Notice (or change) of Directors and Officers

BUSINESS CORPORATIONS ACT

Instructions:

Please submit this information for filing with the Registrar of Corporations to:

Corporate Affairs, C-6
Department of Community Services
Box 2703
Whitehorse, Yukon Y1A 2C6

This document is to be filed within **fifteen (15) days** of the specified change.

1. **Name of Corporation:** Use the full legal name of the corporation.
2. **Corporate Access Number:** This five-digit number will be noted on your certificate of registration or amalgamation.
3. **Appoint Directors:** Use this area to appoint directors. Specify the effective date, and provide complete names and mailing addresses.
4. **Cease Directors:** Use this area to cease directors. Specify the effective date, and provide complete names and mailing addresses.
5. **Appoint Officers:** Use this area to identify the officers of the corporation.
6. **Signature:** This document must be signed by a director, officer or authorized agent of the corporation.

The **fee** required to file a Notice of Directors and Officers is **$15.00.**

Avis concernant les administrateurs/administratrices et les dirigeants/dirigeantes

LOI SUR LES SOCIÉTÉS PAR ACTIONS

Instructions :

Veuillez faire parvenir les renseignements demandés à l'adresse suivante pour dépôt auprès du registraire des sociétés :

Entreprises, associations et coopératives, C-6
Ministère des Services aux collectivités
C.P. 2703
Whitehorse (Yukon) Y1A 2C6

Le présent document doit être envoyé dans les ***quinze (15) jours*** *qui suivent le changement.*

1. ***Dénomination sociale :*** *Inscrivez la dénomination sociale au long.*
2. ***Numéro d'enregistrement :*** *Il s'agit du numéro à cinq chiffres inscrit sur le certificat d'enregistrement ou de fusion.*
3. ***Nomination d'administrateurs/administratrices :*** *Utilisez cet espace pour nommer les membres du conseil d'administration. Inscrivez le nom au long et l'adresse postale complète des administrateurs/administratrices nouvellement nommés ainsi que la date de leur entrée en fonction.*
4. ***Cessation des fonctions :*** *Utilisez cet espace pour signaler que les fonctions d'un administrateur/une administratrice ont pris fin. Inscrivez le nom au long et l'adresse postale complète des administrateurs/administratrices dont les fonctions ont pris fin et indiquez à quelle date ils ont cessé d'occuper leurs fonctions.*
5. ***Nomination des dirigeants :*** *Indiquez le nom des dirigeants/dirigeantes de la société et la charge remplie par chacun/chacune.*
6. ***Signature :*** *L'avis doit être signé par un administrateur/une administratrice, un dirigeant/une dirigeante ou un agent/une agente autorisé(e).*

Les ***droits*** *exigés pour les avis de nomination ou de changement d'administrateurs/administratrices et de dirigeants/dirigeantes sont de* ***15 $****.*

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**February 6, 2008 12:50 PM Pacific Time**
Effective Date and Time of Filing:	**February 7, 2008 12:01 AM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Date and Time: March 3, 2008 04:36 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **March 3, 2008 04:36 PM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

irector(s) Change of Name or Address

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Date and Time: May 20, 2008 03:55 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **May 20, 2008 03:55 PM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

Date of Change of Directors

May 2, 2008

New Director(s)

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Director(s) as at May 2, 2008

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

#82-1285

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
February 6, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 7, 2008 12:01 AM Pacific Time

Incorporation Number: **BC0260471**

Recognition Date: Incorporated on February 21, 1983

NOTICE OF ARTICLES

Name of Company:

PACIFIC TOPAZ RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

#82-1285

BRITISH COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
March 3, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: March 3, 2008 04:36 PM Pacific Time

Incorporation Number: **BC0260471**

Recognition Date: Incorporated on February 21, 1983

NOTICE OF ARTICLES

Name of Company:

PACIFIC TOPAZ RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	**Delivery Address:**
1376 ARBORLYNN DRIVE NORTH VANCOUVER BC V7J 2V3 CANADA	1376 ARBORLYNN DRIVE NORTH VANCOUVER BC V7J 2V3 CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:	**Delivery Address:**
39-3750 EDGEMONT BLVD. NORTH VANCOUVER BC V7R 2P8 CANADA	39-3750 EDGEMONT BLVD. NORTH VANCOUVER BC V7R 2P8 CANADA

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:	**Delivery Address:**
4019 HOLLYRIDGE PLACE VICTORIA BC V8N 5N8 CANADA	4019 HOLLYRIDGE PLACE VICTORIA BC V8N 5N8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

#82-1285

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
May 20, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: May 20, 2008 03:55 PM Pacific Time

Incorporation Number: **BC0260471**

Recognition Date: Incorporated on February 21, 1983

NOTICE OF ARTICLES

Name of Company:

PACIFIC TOPAZ RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

Date and Time: March 3, 2008 04:38 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **March 3, 2008 04:38 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

PACIFIC TOPAZ RESOURCES LTD.
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

INCORPORATION NUMBER
BC0260471

DATE OF RECOGNITION
February 21, 1983

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
February 21, 2008

OFFICER INFORMATION AS AT February 21, 2008

Last Name, First Name, Middle Name:
RIZZUTI, JOHN
Office(s) Held: (Secretary)

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5Z8
CANADA

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5Z8
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND

Office(s) Held: (President)

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	694933 10 2
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 30, 2008
5	Record Date for Notice	:	April 25, 2008
6	Record Date for Voting	:	April 25, 2008
7	Beneficial Ownership Determination Date	:	April 25, 2008
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 17th day of March, 2008.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER: *"Raymond Roland"*

RAYMOND ROLAND
President

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

Annual & Special General Meeting

May 30, 2008

PACIFIC TOPAZ RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of **PACIFIC TOPAZ RESOURCES LTD.** (hereinafter called the "Company") will be held at the offices of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia on May 30, 2008 at the hour of 2:15 p.m. (Pacific Time) for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended November 30, 2007 and the report of the auditor thereon;

(b) To re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(e) To consider and, if thought fit, to pass Special Resolutions that:

(i) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of three (3) existing common shares for one (1) new common share, or such lower ratio as the Board of Directors may determine;

(ii) any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the *Business Corporations Act* (British Columbia);

(iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

(iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(f) To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed to a name to be determined by the Board of

Directors;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(g) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 2nd day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"

RAYMOND ROLAND, President

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Canada
Telephone: (604) 669-5819

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 2, 2008 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 30, 2008.

This Information Circular is furnished in connection with the solicitation of proxies by management of Pacific Topaz Resources Ltd. (the "Company") for use at the Annual and Special General Meeting of shareholders to be held on May 30, 2008 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 605 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge. Broadridge typically creates its own proxy forms in a "voting instruction form" format, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to submit their voting instructions to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy form cannot use that form to vote common shares directly at the Meeting – voting instructions must be provided to Broadridge well in advance of the Meeting in order to have the common shares voted. Voting instructions may be submitted to Broadridge by mail, on the internet or by telephone, as specified on the voting instruction form.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 25, 2008 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 39,302,841 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	7,402,242	18.83%
Raymond Roland	5,733,526	14.59%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Raymond Roland BC, Canada *President, Chief Executive Officer, Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc. and Ultra Uranium Corp.	August 31, 1999 to date	5,733,526
James Boyce BC, Canada *Director*	Owner and Operator, Computer Technology Business Also a director of Totally Hip Technologies Inc.	May 31, 1996 to date	2,615,872
Irvin Ridd BC, Canada *Director*	Real Estate Broker with Cascadia Pacific Realty Ltd.	May 31, 2004 to date	2,285,714
John Brydle BC, Canada *Director*	Self-employed Technical Consultant Also a director of International Alliance Resources Inc., Pierre EnTerprises Ltd. and Totally Hip Technologies Inc.	May 2, 2008 to date	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, James Boyce and Irvin Ridd are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

  (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland and James Boyce were directors of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001.

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at November 30, 2007, the Chief Financial Officer as at November 30, 2007 and each of the Company's other three most highly compensated officers as at November 30, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Raymond Roland President, CEO and CFO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$30,000[1] $30,000[1] $30,000[1]	Nil 1,403,572 374,070	Nil Nil Nil	Nil Nil Nil	Nil Nil $7,500[2]

Note [1] Financial consulting fees charged by a British Columbia non-reporting company wholly-owned by Mr. Roland.
Note [2] Management fees charged by a British Columbia non-reporting company wholly-owned by Mr. Roland at the time.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	N/A	1,403,572[1] Exercisable	Nil Exercisable

Note [1] Subsequent to the financial year ended November 30, 2007, these options exercisable at $0.18 per share expired without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended November 30, 2007 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended November 30, 2007 except as set out below under the heading "Interest of

Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

The following Options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	1,453,571[1] Exercisable	Nil Exercisable

Note[1] Subsequent to the financial year ended November 30, 2007, these options exercisable at $0.18 per share expired without exercise.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,857,143	$0.18	1,073,141
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,857,143	$0.18	1,073,141

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended November 30, 2007 or the current financial year.

MANAGEMENT CONTRACTS

Until December 31, 2007, the Company was a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 605 – 889 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended November 30, 2007, $30,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. Since the beginning of the current financial year, $2,500 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company wholly-owned by A.J. Beruschi of BC. XyQuest was formerly owned by Raymond Roland, President, CEO, CFO and a director of the Company.

Since January 1, 2008, the Company is a party to a Management Contract with Dominica Mining Inc. ("Dominica") of 605 – 889 West Pender Street, Vancouver, BC, whereby Dominica is engaged to perform management services at a fee of $2,500 per month. Since the beginning of the current financial year, $12,500 was paid or accrued to Dominica pursuant to the terms of this agreement. Dominica is a British Columbia non-reporting company wholly-owned by A.J. Beruschi of BC.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of four directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. James Boyce, Irvin Ridd and John Brydle are independent. Raymond Roland is not independent as he is the President, CEO and CFO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's

operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are James Boyce, Irvin Ridd and John Brydle. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external

auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

<u>Financial Reporting Processes</u>

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

<u>Other</u>

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*
James Boyce	Independent*	Financially literate*
Irvin Ridd	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the

Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2007	$12,497	-	-	-
2006	$13,700	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. The Company's auditor, Amisano Hanson, merged with BDO Dunwoody LLP effective January 1, 2008 and continued under the BDO Dunwoody LLP name.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since December 1, 2006

Other informed party transactions

During the fiscal year ended November 30, 2007, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Financial consulting fees totaling $30,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President, CEO, CFO and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2008 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2008 Plan.

The 2008 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2008 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2008 Plan. The 2008 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2008 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2008 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2008 Plan. A summary of some of the additional provisions of the 2008 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four

months from the date of grant of the option. A copy of the 2008 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2008 Plan is in the Company's best interests and recommend that the shareholders approve the 2008 Plan.

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve a share consolidation on the basis of three (3) existing common shares for one (1) new common share or such other consolidation/ division as may be approved at the Meeting and a re-organization of the Company's share capital to give the Company greater flexibility in future financings.

As at April 25, 2008, a total of 39,302,841 common shares in the capital of the Company were issued and outstanding. Accordingly, if put into effect on the basis of the maximum authorized ratio of three (3) existing common shares for one (1) new common share, a total of 13,100,947 common shares in the capital of the Company would be issued and outstanding following the said consolidation, assuming no other change in the issued capital. There is currently no maximum number of authorized common shares.

As set out in Section 83 of the *Business Corporations Act* (British Columbia), if any fractional shares are to be converted into whole shares, each fractional share after following conversion that is less than one-half of a share must be cancelled and each fractional share that is at least one-half of a share must be changed to one whole share.

The proposed changes to the Company's share structure require the affirmative vote of not less than 2/3 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, special resolutions as follows:

"To consider and, if thought fit, to pass Special Resolutions that:

(i) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of three (3) existing common shares for one (1) new common share, or such lower ratio as the Board of Directors may determine;

(ii) any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the *Business Corporations Act* (British Columbia);

(iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

(iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Any share consolidation is subject to shareholder approval and TSX Venture Exchange acceptance for filing.

Change in Corporate Name

Shareholder approval is requested to Special Resolutions which would approve a change in the name of the Company to a name to be determined by the Board of Directors in order to more accurately reflect the nature of the business of the Company as follows:

"To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed to a name to be determined by the Board of Directors;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special

Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Any change of name of the Company is subject to shareholder approval and TSX Venture Exchange acceptance for filing.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended November 30, 2007. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, the 2nd day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

PACIFIC TOPAZ RESOURCES LTD.

"Raymond Roland"

RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

#82-1285

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC TOPAZ RESOURCES LTD. (the "Company")

TO BE HELD AT 605 – 889 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B2 ON FRIDAY, MAY 30, 2008 AT 2:15 P.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Raymond Roland, a Director of the Company, or failing this person, Irvin Ridd, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	(a) To elect as Director, RAYMOND ROLAND		N/A	
	(b) To elect as Director, JAMES BOYCE		N/A	
	(c) To elect as Director, IRVIN RIDD		N/A	
	(d) To elect as Director, JOHN BRYDLE		N/A	
3.	To approve the proposed stock option plan for implementation by the Company.			N/A
4.	To consider and, if thought fit, to pass Special Resolutions that: (i) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of three (3) existing common shares for one (1) new common share, or such lower ratio as the Board of Directors may determine; (ii) any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the *Business Corporations Act* (British Columbia); (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.			

		For	Against	Withhold
5.	To consider and, if thought fit, to pass Special Resolutions that: (i) the name of the Company be changed to a name to be determined by the Board of Directors; (ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and (iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

PACIFIC TOPAZ RESOURCES LTD.
605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Fax: (604) 669-5886

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

PACIFIC TOPAZ RESOURCES LTD.
605 - 889 West Pender Street
Vancouver, British Columbia, CANADA
V6C 3B2
(CUSIP No. 694933 10 2)

I wish to receive Interim Financial Statements and MD&A ☐

I wish to receive Annual Financial Statements and MD&A ☐

Dated: ____________________ 2008

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Pacific Topaz Resources Ltd.** (the "Issuer") for the period ending **November 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 4, 2008

"Raymond W. Roland"
Raymond W. Roland
President & CEO

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Pacific Topaz Resources Ltd.** (the "Issuer") for the period ending **November 30, 2007**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 4, 2008

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

#82-1285

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
February 29, 2008

PACIFIC TOPAZ RESOURCES LTD.
February 29, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) 29-Feb-08	(Audited) 30-Nov-07
ASSETS		
Current		
Cash and cash equivalents	$ 1,079	$ 455
GST receivable	21,698	33,907
Accounts receivable	5,104	5,104
Prepaid expenses	5,200	294
	33,081	39,760
Equipment – Note 3	945	996
Mineral properties – Note 4	30,001	30,001
	$ 64,027	$ 70,757
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 494,995	$ 445,150
Due to related parties – Note 6	40,639	38,915
	535,634	484,065
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	5,168,187	5,168,187
Contributed surplus – Note 5	576,845	576,845
Deficit	(6,216,639)	(6,158,340)
	(471,607)	(413,308)
	$ 64,027	$ 70,757

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

"Irvin Ridd", Director

"Raymond Roland", Director

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

For the three months ended February 29, 2008 and 2007

(Unaudited)

	Three months ended	
	29-Feb-08	28-Feb-07
Administrative expenses		
Amortization	$ 51	$ 64
Automobile expenses	5,235	45
Bank charges and interest	14,639	8,279
Consulting fees	7,500	7,500
Filing fees	(366)	4,932
Management fees	7,500	7,500
Office and miscellaneous	1,520	1,680
Professional fees	11,422	41,100
Rent	9,000	9,000
Transfer agent fees	769	1,307
Travel and promotion	1,794	5,642
Loss before other items	59,064	87,049
Interest revenue	(765)	-
Net loss for the period	58,299	87,049
Deficit, beginning of the period	6,158,340	5,570,997
Deficit, end of the period	$6,216,639	$ 5,658,046
Basic and diluted loss per share	$ 0.002	$ 0.002
Weighted average number of shares outstanding	36,052,841	36,158,397

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended February 29, 2008 and 2007

(Unaudited)

	Three months ended	
	29-Feb-08	28-Feb-07
Operating Activities		
Net loss for the period	$ (58,299)	$ (87,049)
Add items not affecting cash:		
Amortization	51	64
	(58,248)	(86,985)
Changes in non-cash working capital items related to operations:		
GST and other receivables	12,209	(2,339)
Prepaid expenses	(4,906)	317
Accounts payable	49,845	80,190
Due to related parties	1,724	3,071
	624	(5,746)
Investing Activities		
Increase in mineral property	-	-
	-	-
Financing Activities		
Issuance of common shares for cash	-	25,000
	-	25,000
Increase (decrease) in cash during the period	624	19,254
Cash, beginning of period	455	22
Cash, end of period	$ 1,079	$ 19,276
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At February 29, 2008 the Company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company is listed for trading on the TSX Venture Exchange ("TSX-V").

The recoverability of amounts shown for mineral properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2007 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2007 financial statements.

As at February 29, 2008, the Company had a working capital deficiency of $502,553 and accumulated losses of $6,216,639 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Equipment

	29-Feb-08			30-Nov-07
	Cost	Acc. Amort.	Net	Net
Office furniture	$ 2,052	$ 1,154	$ 898	$ 946
Computer equipment	1,248	1,201	47	50
	$ 3,300	$ 2,355	$ 945	$ 996

Note 4 Mineral Properties

	Yukon 29-Feb-08	Nugget Queen 29-Feb-08	Total 29-Feb-08
Acquisition Costs	$ -	$ -	$ -
Deferred Exploration Costs			
Balance at beginning of period	30,000	1	30,001
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
Balance at end of period	$ 30,000	$ 1	$ 30,001

Note 4 Mineral Properties – (Cont'd)

	Yukon 30-Nov-07	Nugget Queen 30-Nov-07	Total 30-Nov-07
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	30,000	124,789	154,789
Addition:	-	-	-
Field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
	30,000	124,789	154,789
Write Off of Resource Properties	-	(299,788)	(299,788)
Balance at end of period	$ 30,000	$ 1	$ 30,001

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c) Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. During the year ended November 30, 2007, the Company recoginized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property
During the year ended November 30, 2006, the Company has advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This advance was spent on exploration costs during the year ended November 30, 2007.

Note 5 Share Capital

a) Authorized:
Unlimited common shares, without par value

b) Issued:

	29-Feb-08		30-Nov-07	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 5,168,187	36,052,841	$ 4,843,187
For cash:				
- exercising of warrants			250,000	25,000
- exercising of warrants			3,000,000	300,000
Balance, ending	36,052,841	$ 5,168,187	39,302,841	$ 5,168,187

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At February 29, 2008, 87,499 (2007: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c) Share Purchase Warrants
At February 29, 2008, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

Note 5 Share Capital – Cont'd

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of February 29, 2008 and February 28, 2007 and changes during the periods then ended is presented below:

	29-Feb-08		28-Feb-07	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	2,857,143	$ 0.18	3,605,284	$ 0.19
Granted	-	-	-	-
Outstanding, ending	2,857,143	$ 0.18	3,605,284	$ 0.19

At February 29, 2008, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
2,857,143	$ 0.18	7-Mar-08

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised and on March 7, 2008, 2,857,143 share purchase options with an exercise price of $0.18 expired unexercised.

Note 6 Related Party Transactions

During the three months ended February 29, 2008, a company controlled by the President of the Company was accrued or paid $7,500 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $40,639 (2007: $116,991) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Note 7 Subsequent Events

a) On March 7, 2008, 2,857,143 share purchase options with an exercise price of $0.18 expired unexercised.

b) On April 23, 2008, the Company announced a non-brokered private placement financing of up to $800,000 comprised of 7,843,137 units at $0.102 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.135 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees are payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 24, 2008

For the three months ended February 29, 2008, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of April 24, 2008 provides information on the operations of the Company for three months ended February 29, 2008 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2007 and 2006.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended August 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

<u>**Mineral Properties**</u>

	Yukon 29-Feb-08	Nugget Queen 29-Feb-08	Total 29-Feb-08
Acquisition Costs	$ -	$ -	$ -
Deferred Exploration Costs			
Balance at beginning of period	30,000	1	30,001
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
Balance at end of period	$ 30,000	$ 1	$ 30,001

Mineral Properties – Cont'd

	Yukon 30-Nov-07	Nugget Queen 30-Nov-07	Total 30-Nov-07
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	30,000	124,789	154,789
Addition:	-	-	-
Field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
	30,000	124,789	154,789
Write Off of Resource Properties	-	(299,788)	(299,788)
Balance at end of period	$ 30,000	$ 1	$ 30,001

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units.

During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property

During the year ended November 30, 2006, the Company advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This amount was spent on exploration costs during 2007.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the last three fiscal years ended November 30, 2007, 2006 and 2005:

	Year Ended 30-Nov-07	Year Ended 30-Nov-06	Year Ended 30-Nov-05
	Audited	Audited	Audited
Revenue	$ -	$ -	$ -
Net income (loss)	(587,343)	(711,081)	(447,729)
Basic and diluted earning (loss) per share	(0.01)	(0.02)	(0.01)
Total assets	79,923	365,788	305,612

SELECTED FINANCIAL INFORMATION – Cont'd

For the year ended November 30, 2007, the net loss was $587,343 or $0.01 per share compared to a net loss of $711,081 or $0.02 per share (17.40% decrease) for the comparable period in 2006. The decrease of $123,738 in net loss was primarily due to a decrease of $6,526 in automobile expenses, $8,087 in investor relations, $4,000 in management fees, and $457,142 in stock based compensation, which was offset by an increase of $22,770 in bank charges and interest, $5,512 in office and miscellaneous, $21,122 in professional fees, $1,026 in transfer agent fees, $2,118 in travel and promotion, and $299,788 on write off of mineral properties.

For the year ended November 30, 2006, the net loss was $711,081 or $0.02 per share compared to a net loss of $447,729 or $0.01 per share (58.82% increase) for the comparable period in 2005. The increase of $263,352 in net loss was primarily due to an increase of $7,371 in automobile expenses, $4,000 in management fees, $28,100 in professional fees, $337,439 in stock based compensation, and $16,010 in travel and promotion, which was offset by a decrease of $102,311 in bank charges and interest, $7,978 in filing fees, and $19,150 in property investigation costs.

RESULTS OF OPERATIONS

Current Quarter and Year-to-Date

For the three months ended February 29, 2008, the net loss was $58,299 or $0.002 per share compared to the net loss of $87,049 or $0.002 per share (33.03% decrease) for the comparable period in 2007. The decrease of $28,750 in net loss was primarily due to a decrease of $5,298 in filing fees, $29,678 in professional fees, and $3,848 in travel and promotion, which was offset by an increase of $5,190 in automobile expenses, and $6,360 in bank charges and interest.

During the three months ended February 29, 2008, the Company incurred automobile expenses of $5,235 (2007: $45), bank charges and interest of $14,639 (2007: $8,279), consulting fees of $7,500 (2007: $7,500), filing fees (recovery) of -$366 (2007: $4,932), management fees of $7,500 (2007: $7,500), office and miscellaneous of $1,520 (2007: $1,680), professional fees of $11,422 (2007: $41,100), rent of $9,000 (2007: $9,000), transfer agent fees of $769 (2007: $1,307), and travel and promotion of $1,794 (2007: $5,642). The Company also recorded amortization of $51 (2007: $64), and interest revenue of $765 (2007: $Nil).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2008	2007	2007	2007	2007	2006	2006	2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net income (loss)	(58,299)	(394,605)	(50,641)	(55,048)	(87,049)	(360,880)	(45,214)	(252,644)
Basic/diluted earning (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At February 29, 2008, the Company had working capital deficiency of $502,553 compared to $543,992 as at February 28, 2007. At the same time, the Company held cash on hand of $1,079 (2007: $19,276) and liabilities totalled $535,634 (2007: $585,425). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

SHARE CAPITAL

(a) Authorized:

Unlimited common shares, without par value

(b) Issued:

	29-Feb-08		30-Nov-07	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 5,168,187	36,052,841	$ 4,843,187
For cash:				
- exercising of warrants			250,000	25,000
- exercising of warrants			3,000,000	300,000
Balance, ending	36,052,841	$ 5,168,187	39,302,841	$ 5,168,187

SHARE CAPITAL – Cont'd

On May 11, 2007, the Company increased its authorized capital to an unlimited number of shares.

At February 29, 2008, 87,499 (2006: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Share Purchase Warrants:
At February 29, 2008, nil share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price	Expiry Date
Nil	N/A	N/A

On January 22, 2007, the Company issued 250,000 common shares at $0.10 per share for proceeds of $25,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, the Company issued 3,000,000 common shares at $0.10 per share for proceeds of $300,000 pursuant to the exercise of share purchase warrants.

On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

On April 23, 2008, the Company announced a non-brokered private placement financing of up to $800,000 comprised of 7,843,137 units at $0.102 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.135 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees are payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

(d) Stock Option Plan:
The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

SHARE CAPITAL – Cont'd

A summary of the status of the Company's stock option plan as of February 29, 2008 and February 28, 2007 and changes during the periods then ended is presented below:

	29-Feb-08		28-Feb-07	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	2,857,143	$ 0.18	3,605,284	$ 0.19
Granted	-	-	-	-
Outstanding, ending	2,857,143	$ 0.18	3,605,284	$ 0.19

At February 29, 2008, 2,857,143 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,857,143	$0.18	March 7, 2008

On March 2, 2007, 748,141 share purchase options with an exercise price of $0.25 expired unexercised.

On March 7, 2008, 2,857,143 share purchase options with an exercise price of $0.18 expired unexercised.

RELATED PARTY TRANSACTIONS

During the three months ended February 29, 2008, a company controlled by the President of the Company was accrued or paid $7,500 for consulting services. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $40,639 (2007: $116,991) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

DISCLOSURE CONTROL AND PROCEDURES

The Company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

DISCLOSURE CONTROL AND PROCEDURES – Cont'd

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements. The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

The Company believes an open and effective line of communication exists among the board. The Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of November 30, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended November 30, 2007. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer with the assistance of consultants. to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, President and Chief Executive Officer of **Pacific Topaz Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the "Interim Filings") of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ended **February 29, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: April 28, 2008.

"Raymond W. Roland"
Raymond W. Roland
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Pacific Topaz Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the "Interim Filings") of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ended **February 29, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: April 28, 2008.

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604)669-5819
Fax: (604)669-5886

April 23, 2008

Trading Symbol: PPZ
12g3-2(b): 82-1285

$800,000 FINANCING

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** is pleased to announce that it has agreed to a non-brokered private placement financing of up to $800,000 comprised of 7,843,137 units at $0.102 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.135 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees are payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"James Boyce"*
James Boyce, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604)669-5819
Fax: (604)669-5886

May 2, 2008

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** announces that John Rizzuti has resigned as a director and Secretary of the Company. The Board of Directors thanks Mr. Rizzuti for his contributions to the Company over the years and wishes him success with his future endeavours. The Company also announces that John Brydle has been appointed to the Board of Directors of the Company and that Gwen Wegner has been appointed as Secretary of the Company.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604)669-5819
Fax: (604)669-5886

May 8, 2008

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** announces that at its Annual and Special General Meeting of shareholders scheduled for May 30, 2008 it will be seeking shareholder consent to Special Resolutions which would approve a share consolidation on the basis of three (3) existing common shares for one (1) new common share or such other consolidation/ division as may be approved at the Meeting. The Company will also be seeking shareholder approval to a change in the name of the Company to a name to be determined by the Board of Directors in order to more accurately reflect the nature of the business of the Company.

Currently, a total of 39,302,841 common shares in the capital of the Company are issued and outstanding. Accordingly, if put into effect on the basis of the maximum authorized ratio of three (3) existing common shares for one (1) new common share, a total of 13,100,947 common shares in the capital of the Company would be issued and outstanding following the said consolidation, assuming no other change in the issued capital. There is no maximum number of authorized common shares.

The share consolidation or other capital reorganization is being proposed in order to allow the Company greater flexibility in future financings. The share consolidation or other capital reorganization and name change are subject to shareholder approval and TSX Venture Exchange acceptance for filing.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604)669-5819
Fax: (604)669-5886

May 16, 2008

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** announces that it has granted Incentive Stock Options on 3,930,284 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.11 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"John Brydle"*
John Brydle, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

April 23, 2008

Item 3. **News Release**

News Release dated April 23, 2008 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has agreed to a non-brokered private placement financing of up to $800,000 comprised of 7,843,137 units at $0.102 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a non-brokered private placement financing of up to $800,000 comprised of 7,843,137 units at $0.102 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.135 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees are payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of May, 2008.

"Raymond Roland"
Raymond Roland, President

#82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Pacific Topaz Resources Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. Date of Material Change

May 2, 2008

Item 3. News Release

News Release dated May 2, 2008 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. Summary of Material Change

The Issuer announces a change of director and officer of the Issuer.

Item 5. Full Description of Material Change

The Issuer announces that John Rizzuti has resigned as a director and Secretary of the Issuer. The Board of Directors thanks Mr. Rizzuti for his contributions to the Issuer over the years and wishes him success with his future endeavours. The Issuer also announces that John Brydle has been appointed to the Board of Directors of the Issuer and that Gwen Wegner has been appointed as Secretary of the Issuer.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of May, 2008.

"Gwen Wegner"
Gwen Wegner, Secretary

#82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

May 8, 2008

Item 3. **News Release**

News Release dated May 8, 2008 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announces that it will be seeking shareholder consent to Special Resolutions for a share consolidation and change of name at its Annual and Special General Meeting scheduled for May 30, 2008.

Item 5. **Full Description of Material Change**

The Issuer announces that at its Annual and Special General Meeting of shareholders scheduled for May 30, 2008 it will be seeking shareholder consent to Special Resolutions which would approve a share consolidation on the basis of three (3) existing common shares for one (1) new common share or such other consolidation/ division as may be approved at the Meeting. The Issuer will also be seeking shareholder approval to a change in the name of the Issuer to a name to be determined by the Board of Directors in order to more accurately reflect the nature of the business of the Issuer.

Currently, a total of 39,302,841 common shares in the capital of the Issuer are issued and outstanding. Accordingly, if put into effect on the basis of the maximum authorized ratio of three (3) existing common shares for one (1) new common share, a total of 13,100,947 common shares in the capital of the Issuer would be issued and outstanding following the said consolidation, assuming no other change in the issued capital. There is no maximum number of authorized common shares.

The share consolidation or other capital reorganization is being proposed in order to allow the Issuer greater flexibility in future financings. The share consolidation or other capital reorganization and name change are subject to shareholder approval and TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of May, 2008.

"Gwen Wegner"
Gwen Wegner, Secretary

#82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

May 16, 2008

Item 3. **News Release**

News Release dated May 16, 2008 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 3,930,284 shares of the Issuer's capital stock.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 3,930,284 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.11 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Issuer's Stock Option Plan and will be subject to applicable regulatory hold periods.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of May, 2008.

"Gwen Wegner"
Gwen Wegner, Secretary

END